99-9

AGENCY AGREEMENT

February 10, 2003

Aspen Group Resources Corporation
#3300, Bank One Center
100 North Broadway
Oklahoma City, OK 73102
USA

Attention:

Mr. Robert Calentine
Chief Executive Officer

Dear Sirs:

Dundee Securities Corporation (the "Agent") understands that Aspen Group Resources Corporation (the "Corporation") proposes to issue and offer for sale by way of a private placement, on a best efforts basis, up to 12,000,000 units of the Corporation (the "Units") at a price of $0.14 per Unit for aggregate gross proceeds of up to $1,680,000 (the "Gross Proceeds").  Each Unit is comprised of one (1) common share of the Corporation (each a "Common Share") and one-half of one (1/2) common share purchase warrant (each a "Warrant") each full Warrant entitling the holder thereof to purchase one Common Share (each an "Underlying Common Share") at an exercise price of $0.18 for a period of 18 months following the Closing Date (as hereinafter defined).

The Agent hereby offers to act, and upon its acceptance hereof, the Corporation hereby appoints the Agent, as the Corporation's exclusive agent to offer the Units for sale on a private placement basis, upon and subject to the terms and conditions set forth herein. The Corporation understands that the Agent is not obliged under any circumstances to purchase any of the Units but that the Agent may choose to do so in its sole discretion.

The Agent may form and manage a group of Canadian investment dealers to offer the Units for sale.  Subject to the terms hereof, the Corporation understands that no such investment dealer is obliged under any circumstances to purchase any of the Units, but that any such investment dealer may choose to do so in its sole discretion.  The Agent may determine the remuneration payable to such investment dealers appointed by it, provided that any fee charged by such investment dealers shall not exceed the Placement Fee (defined below) and shall be payable by the Agent.

In consideration of the services to be rendered to the Corporation by the Agent pursuant to this agreement, the Corporation shall pay to the Agent at the Closing Time, the Placement Fee and shall issue to the Agent, at the Closing Time, compensation options ("Compensation Options") which will entitle the Agent to purchase up to that number of compensation units (the "Compensation Units") that is equal to 10% of the number of Units sold pursuant to the Offering, at a price of $0.14 per Compensation Unit, which Compensation Options will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date which is twelve (12) months following the Closing Date. Each Compensation Unit will be comprised of one (1) Common Share and one-half of one (1/2) Warrant. The Compensation Options will be evidenced by certificates (the "Compensation Option Certificates").

Unless otherwise indicated or unless the context manifestly requires otherwise, capitalized terms used in this letter have the meanings ascribed to them below under the heading "Definitions".

DEFINITIONS

In this agreement, in addition to the terms defined above, the following terms shall have the following meanings:

"agreement" means the agreement resulting from the acceptance hereof by the Corporation;

"Agreements" means this agreement, the Subscription Agreements, the Warrant Certificates and the Compensation Option Certificates;

"AIF" means a "current AIF" as defined in Multilateral Instrument 45-102 – Resale of Securities in respect of the twelve month period ended December 31, 2001 filed by the Corporation with the Ontario, Alberta and British Columbia Securities Commissions in the Form 10-KSB pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 dated May 21, 2002 in respect of the six month transition period ended December 31, 2001;

"Business Day" means a day on which chartered banks are normally open for business in Toronto, Ontario, excluding Saturday, Sunday or a statutory or civic holiday;

"Canadian Securities Laws" means all applicable securities laws in each of the Offering Provinces and the respective regulations made thereunder, together with applicable published policy statements, rules and orders of the securities regulatory authorities in such province;

"Closing" means the completion of the issue and sale by the Corporation of the Units and the purchase by the Purchasers of the Units pursuant to this agreement;

"Closing Date" means February 10, 2003 or such other date as the Corporation and the Agent may agree upon in writing;

"Closing Time" means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agent may agree;

"Documents" means, collectively:

(a)

the proxy statement of the Corporation dated April 30, 2002 filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 in respect of the annual and special meeting of the shareholders of the Corporation held on May 31, 2002 (the "Annual Meeting Circular");

(b)

the AIF;

(c)

all material change reports filed by the Corporation since December 31, 2001; and

(d)

the take-over bid circular relating to the take-over bid by the Corporation of Endeavour dated November 23, 2001 (the "Endeavour Circular");

"Endeavour" means Endeavour Resources Inc., a wholly owned subsidiary of the Corporation;

"Financial Statements" means the audited consolidated financial statements of the Corporation for the year ended June 30, 2001 and for the fiscal year comprised of the six months ended December 31, 2001;

"Offering" means the offering for sale of up to 12,000,000 Units pursuant to the terms of this agreement;

"Offering Provinces" means the Provinces of Ontario, Alberta and British Columbia and such other provinces of Canada agreed to by the Agent and the Corporation;

"misrepresentation", "material fact", "material change" and "distribution" has the respective meanings ascribed thereto in the Securities Act (Ontario), except as otherwise expressly provided herein;

"Placement Fee" means the commission payable to the Agent hereunder equal to 6.0% of the aggregate gross proceeds realized by the Corporation from the sale of the Units, or $0.0084 for each Unit, payable in cash at the Closing Time;

"Purchasers" means the persons who acquire Units from the Corporation by executing Subscription Agreements and permitted assignees or transferees of such persons from time to time;

"Subscription Agreement" means a subscription agreement executed by a Purchaser in a form agreed upon between the Agent and the Corporation; and

"Subsidiaries" means the subsidiaries of the Corporation as more particularly disclosed in Schedule 6(b) hereto and "Material Subsidiaries" means Aspen Minerals Group, Inc., United Cementing and Acid Co., Inc., Aspen Energy Group Inc. and Aspen Endeavour Resources Inc.

TERMS AND CONDITIONS

1.

Sale on Exempt Basis. The Agent shall:

(a)

offer for sale and sell the Units in Canada only in the Offering Provinces in compliance with all applicable Canadian Securities Laws or outside of Canada in compliance with applicable laws provided that any offer or sale in any jurisdiction other than an Offering Province shall be effected in a manner exempt from the applicable prospectus or registration requirements under the securities legislation of the jurisdiction in which such Purchaser resides;

(b)

offer for sale and sell the Units in the United States only through a U.S. registered broker-dealer affiliate of the Agent pursuant to Rule144A promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933 (United States), as amended in accordance with the appropriate exemptions set forth in Schedule “A” attached hereto provided that no such action on the part of the Agent shall in any way oblige the Corporation to register the Units under the Securities Act of 1933 (United States), as amended;

(c)

offer for sale and sell the Units only to such Purchasers and in such manner so that, pursuant to the provisions of applicable Canadian Securities Laws, no prospectus or offering memorandum need be filed or delivered in connection therewith;

(d)

not offer for sale or sell the Units in any jurisdiction where the Corporation may be subject to liability in connection with the sale of the Units which is materially more onerous than the liability to which it may be subject under the laws of the Offering Provinces; and

(e)

obtain from each Purchaser an executed Subscription Agreement.

2.

Filings. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation and the Purchasers, respectively, in connection with the purchase and sale of the Units so that the distribution of the Units may lawfully occur without the necessity of filing a prospectus or an offering memorandum in the Offering Provinces or elsewhere, and the Agent undertakes to use its reasonable best efforts to cause Purchasers to complete and file, if required, any forms or undertakings required by the Canadian Securities Laws.  All such filings shall be made by the Corporation on behalf of the party legally responsible to file the same and all fees payable in connection with such filings shall be at the sole expense of the Corporation.

3.

No Offering Memorandum. Neither the Corporation nor the Agent shall (i) provide to prospective purchasers an offering memorandum within the meaning of the Canadian Securities Laws; or (ii) cause the sale of the Units to be advertised in printed public media of general and regular paid circulation, radio, television or telecommunications, including electronic display and the Internet.  The Corporation represents and warrants that the documents made available to the Agent for distribution to prospective purchasers in connection with the offering and sale of the Units are the term sheet and publicly filed documents and do not constitute an offering memorandum under Canadian Securities Laws. The Agent represents and warrants that it shall only distribute to prospective purchasers the term sheet and publicly filed documents made available to it by the Corporation. The Agent further represents and warrants that it shall offer for sale and sell the Units only in those jurisdictions contemplated in subsection 1(a) hereof and not elsewhere without the express consent of the Corporation.

4.

Covenants of the Corporation

(a)

The Corporation hereby covenants with the Agent and the Purchasers that:

(i)

the Corporation will use its best efforts at all times until eighteen (18) months from the Closing Date to remain a reporting issuer in all such provinces where it is presently a reporting issuer, or has similar status, not in default of any requirements of the Canadian Securities Laws applicable in such province;

(ii)

the Corporation will use its best efforts at all times until eighteen (18) months from the Closing Date to maintain the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”);

(iii)

the Corporation will not, prior to the Closing Date, enter into any discussions, understandings or agreements, whether oral or written, with any other investment dealer with respect to the sale of any securities of the Corporation;

(iv)

the Corporation will take all steps necessary to (A) authorize the execution and delivery of the Agreements; (B) authorize the creation of the Warrants and the Compensation Options; (C) ensure that sufficient unreserved capital is available for the issuance of the Common Shares forming part of the Units, the Common Shares issuable upon the exercise of the Compensation Options and the Underlying Common Shares; and (D) ensure that the Common Shares forming part of the Units, the Common Shares issuable upon the exercise of the Compensation Options and the Underlying Common Shares are or will be upon their issue listed and posted for trading on any such stock exchange on which the Common Shares are listed for trading from time to time;

(v)

the Corporation will fulfill all legal requirements to permit the offering and sale of the Units including, without limitation, compliance with all applicable securities legislation to enable the Units to be offered for sale and sold to Purchasers without the necessity of filing a prospectus in the Offering Provinces or in any other jurisdictions;

(vi)

the Corporation will at all times allow the Agent and its representatives to conduct all due diligence which the Agent may reasonably require to be conducted in order to fulfill its obligations as agent under Canadian Securities Laws;

(vii)

the Corporation will use its best efforts to fulfill, at or prior to the Closing Date, each of the conditions set out in Section 8 hereof;

(viii)

the Corporation will use the net proceeds derived from the issue and sale of the Units: (A) for working capital purposes; and (B) the reduction of outstanding indebtedness;

(ix)

the Corporation will not amend the attributes of the Common Shares, or issue, sell or otherwise enter into any agreement to issue, sell or offer or announce the issuance or sale  of any Common Shares, warrants, options, rights to purchase Common Shares or securities convertible, exchangeable or exercisable for Common Shares (except pursuant to existing outstanding options, rights, warrants or obligations, all as set out in Schedule 6(n) hereto, the Compensation Options, the Warrants, or pursuant to options granted to officers, employees, directors and consultants of the Corporation pursuant to existing stock option plans and as permitted by any stock exchange on which the Common Shares are listed for trading) until the date that is six months following the Closing Date without the prior written consent of the Agent, which consent shall not be unreasonably withheld or delayed;

(x)

the Corporation will use its best efforts to obtain the necessary regulatory consents from the TSX and, to the extent necessary, from the securities regulatory authorities in each of the Offering Provinces to the Offering, in each case, in respect of the transactions contemplated by this agreement and on such terms as are mutually acceptable to the Agent and the Corporation, acting reasonably;

(xi)

the Corporation will forthwith after the Closing, file such documents as may be required under the applicable securities laws of each of the Offering Provinces relating to the Offering which, without limiting the generality of the foregoing, shall include a Form 45-501F1 as prescribed by the Securities Act (Ontario) and the equivalent in each of the other Offering Provinces and a Form 45-102F2 with the securities commission of each Offering Province in which Purchasers reside or under which securities legislation Purchasers are subject; and

(xii)

the Corporation will use its best efforts to obtain the ratification by its shareholders of the issuance of 962,500 Warrants and 775,000 Compensation Options forming part of the Offering, which Warrants and Compensation Options have been issued in excess of the number of Common Shares authorized for issuance by way of private placement at the annual and special meeting of shareholders of the Corporation held on May 31, 2002.

5.

Material Changes.  If after the date hereof until Closing,

(a)

there occurs any material change or material changes (actual, proposed or prospective) in the business, affairs, operations, assets, liabilities, capital or prospects of the Corporation  considered as a whole, the Corporation shall:

(i)

promptly notify the Agent, in writing, providing full particulars of any such change; and

(ii)

file or cause to be filed with promptness, and in any event within any statutory limitation period therefor, any document required to be filed with any regulatory body having jurisdiction and comply with all requirements of any applicable securities legislation of such jurisdiction.

The Corporation shall in good faith discuss with the Agent any change in circumstances (actual, proposed or prospective) in respect of which there is reasonable doubt whether written notice should be given to the Agent pursuant to this section.

6.

Representations and Warranties. The Corporation represents and warrants to the Agent and the Purchasers, and acknowledges that the Agents and the Purchasers are each relying upon such representations and warranties in entering into this agreement, the Subscription Agreements or purchasing Units, as the case may be, that:

(a)

each of the Corporation and each of its Subsidiaries has been duly incorporated and organized and is validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and as is presently proposed to be conducted by it and to own, lease and operate its assets;

(b)

a list of each of the Subsidiaries of the Corporation is set out in Schedule , other than as set out in Schedule 6(b), the Corporation is the registered and beneficial owner of all the issued and outstanding securities of each of the Subsidiaries and the Corporation has no other subsidiaries;

(c)

the Corporation is duly qualified to carry on business under the laws of the jurisdiction in which it carries on its business or proposes to carry on business (as described in the AIF) and is in good standing in each of such jurisdictions;

(d)

the Corporation holds all material licences, registrations, permits, consents or qualifications required in order to enable its business to be carried on as now conducted or as proposed to be conducted as described in the AIF, and all such licences, certificates, registrations, permits, consents and qualifications are valid and subsisting and in good standing and the Corporation has not received any notice of proceedings related to the revocation or modification of any such licence, registration, permit, consent or qualification;

(e)

the Corporation has conducted and is conducting its business in material compliance with all applicable laws, by-laws, rules and regulations of each jurisdiction in which that business is carried on and the Corporation is not aware of any fact or circumstance that would reasonably be expected to have a material adverse effect upon the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Corporation;

(f)

the Corporation has fulfilled the requirements of all orders and rulings issued by the Ontario Securities Commission regarding the Corporation that remain in full force and effect and no consent, approval, permit, authorization, order of or filing with any court or governmental agency or body is required by the Corporation for the execution and delivery of and the performance by the Corporation of its obligations under this agreement, except as may be required under the Canadian Securities Laws;

(g)

none of the execution and delivery of the Agreements, the performance by the Corporation of its obligations thereunder, the sale and issuance of the Units hereunder, the issuance of the Compensation Options to the Agent, the issuance of the Common Shares issuable upon the exercise of the Compensation Options, or the issuance of the Underlying Common Shares upon exercise of the Warrants will:  (A) conflict with or result in a breach of or create a state of facts which, after notice or lapse of time or both, will result in a breach of (i) any statute, rule or regulation applicable to the Corporation; (ii) the Canadian Securities Laws; (iii) the constating documents, by-laws or resolutions of the directors (or any committee thereof) or shareholders of the Corporation which are in effect at the date hereof, (iv) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it is bound; or (v) any judgement, decree or order binding the Corporation, any of its Subsidiaries, or their respective property or assets; (B) require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities association or other third party, except:  (i) such as have been obtained; or (ii) such as may be required (and shall be obtained prior to the Closing Time) under the Canadian Securities Laws; or (C) give rise to any lien, charge or claim in or with respect to the properties or assets of the Corporation or any of its Subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation, or its Material Subsidiaries or any of their respective properties;

(h)

the Financial Statements:

(i)

have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with those of preceding fiscal periods in the United States of America and reconciliation of the Financial Statements to Canadian generally accepted accounting principles has been prepared in accordance with Canadian generally accepted accounting principles;

(ii)

present fully, fairly and correctly the consolidated assets, liabilities and financial condition of the Corporation and the consolidated results of its operations and the changes in its consolidated financial position for the period then ended;

(iii)

are in accordance with the consolidated books and records of the Corporation; and

(iv)

contain and reflect all necessary adjustments for the fair presentation of the results of operations and the consolidated financial condition of the Corporation for the period covered thereby,

and, since December 31, 2001, other than as publicly disclosed in the Documents, there has not been any material adverse change in the consolidated financial position of the Corporation or the Corporation’s consolidated assets, liabilities or undertaking (including, without limitation, any write-down of assets), or the capital stock or consolidated long-term debt of the Corporation;

(i)

the Corporation has filed all necessary tax returns and notices and has paid all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to itself where, in any of the above cases it would reasonably be expected to result in any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Corporation;

(j)

the Corporation is, and will at the Closing Time be, a reporting issuer in good standing under the securities laws of the Provinces of Ontario, Alberta and British Columbia and no material change relating to the Corporation is, or will have occurred with respect to which the requisite material change report has not been filed under the Canadian Securities Laws and no such disclosure is, or will have been made on a confidential basis;

(k)

all of the press releases, material change reports or other documents filed by or on behalf of the Corporation with any securities commission in Canada or with the TSX were true and correct in all material respects and did not contain a misrepresentation as at the respective dates of such filings;

(l)

no order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued and is currently effective and to the best of the Corporation's knowledge, no proceedings for this purpose have been instituted, are pending, contemplated or threatened;

(m)

the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares (the "Preference Shares") issuable in series, of which at the date hereof 39,199,879 Common Shares and no Preference Shares are issued and outstanding as fully paid and non-assessable;

(n)

the Corporation is not a party to nor has it granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Common Shares or securities convertible into or exchangeable for Common Shares other than pursuant to the Offering and except pursuant to existing outstanding options, rights, warrants, convertible securities and obligations as set out in Schedule 6(n) hereto and pursuant to options granted to officers, employees, directors and consultants of the Corporation pursuant to existing stock option plans and as permitted by any stock exchange on which the Common Shares are listed for trading;

(o)

neither the Corporation nor any of its Subsidiaries is a party to or has it granted any agreement, warrant, option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any securities of any Subsidiary, except pursuant to existing options, rights, warrants, convertible securities and obligations as set out in Schedule 6(o) hereto

(p)

each of the Agreements has been, is or will be upon execution thereof, duly authorized, executed and delivered by the Corporation and constitutes, or will constitute when executed, a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its respective terms except that: (i) the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally, (ii) rights of indemnity, contribution and waiver of contribution thereunder may be limited under applicable law and (iii) equitable remedies, including, without limitation, specific performance and injunctive relief, may be granted only in the discretion of a court of competent jurisdiction;

(q)

other than the Agent, there is no person, firm or company acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder's fee in connection with the transactions contemplated herein;

(r)

the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or securities or agreed to do any of the foregoing;

(s)

there is not, in the articles or by-laws of the Corporation or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Corporation, the payment of dividends by the Corporation to the holders of its Common Shares or the carrying on of business as currently contemplated;

(t)

Equity Transfer Services Inc., at its principal offices in the City of Toronto, has been duly /appointed as the transfer agent and registrar for all of the outstanding Common Shares;

(u)

the Corporation has not withheld, and will not withhold from the Agent at any time during the distribution of the Units any facts relating to the Corporation or any Material Subsidiary including, without limitation, facts relating to any threatened or pending legal, regulatory or administrative proceeding, or to the Offering that would be material to a prospective purchaser of the Units;

(v)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to (i) create the Warrants and the Compensation Options, (ii) authorize the Corporation to enter into the Agreements, and (iii) allot and authorize the issuance of the Common Shares forming part of the Units, the Common Shares issuable upon the exercise of the Compensation Options and the Underlying Common Shares issuable upon the exercise of the Warrants, which Common Shares forming part of the Units, Common Shares issuable upon the exercise of the Compensation Options and Underlying Common Shares will be issued as fully paid and non-assessable shares;

(w)

there are no actions, suits, proceedings or inquiries outstanding, pending or, to the best of the knowledge, information and belief of the Corporation, threatened against or affecting the Corporation, any Subsidiary or any of their respective properties or assets, at law or in equity or before or by any governmental or regulatory agency or board, domestic or foreign, which would reasonably be expected to have a material adverse effect, on the condition (financial or otherwise) of the business, properties, assets, capital, net worth or results of operations of the Corporation;

(x)

other than as set out in Schedule , none of the current or former directors or officers of the Corporation or any associate or affiliate of any of the foregoing had, has or intends to have any material interest, direct or indirect, in the transactions contemplated by this agreement, in any material transaction or in any proposed material transaction with the Corporation or any of its Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation or of any of its Subsidiaries;

(y)

other than as set out in Schedule , the Corporation and each of its Subsidiaries is in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, mortgages, deeds of trust, bank loans, credit agreements, leases, policies, instruments and licences in connection with the conduct of its business and all such contracts, agreements, indentures, mortgages, deeds of trust, bank loans, credit agreements, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or any of its Subsidiaries or event which, with notice or lapse of time or both, could constitute a material breach or material default by the Corporation or any of its Subsidiaries exists with respect thereto;

(z)

except as disclosed in the Financial Statements, the Corporation and each of its Material Subsidiaries has all of the right, title and interest in and to their respective property interests, free and clear of all mortgages, liens, charges, pledges, encumbrances, claims or demands of any kind whatsoever;

(aa)

since December 31, 2001:

(i)

there has not been any material adverse change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation on a consolidated basis;

(ii)

there has not been any material change in the capital stock or long-term debt of the Corporation on a consolidated basis;

(iii)

there has not been any material adverse change in the business, business prospects, conditions (financial or otherwise) or results of the operations of the Corporation on a consolidated basis; and

(iv)

each of the Corporation and its Material Subsidiaries has carried on business in the ordinary course;

(bb)

except as disclosed in the Financial Statements, the Corporation has no liabilities, direct or indirect, contingent or otherwise, which materially adversely effects the Corporation or any of its Material Subsidiaries or would reasonably be expected to materially adversely effect, the business, operations or condition (financial or otherwise) of the Corporation or any of its Material Subsidiaries or their respective properties or assets, taken as a whole.  Without limiting the generality of the foregoing, the Corporation has no material obligation or liability for the debts or obligations of others and has no material exposure or liability except as set forth in the Financial Statements or those arising in the ordinary course of business, none of which is materially adverse to the Corporation;

(cc)

except as set forth in Schedule , to the knowledge of the Corporation and its directors and officers, no shareholders', pooling, or other form of agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation;

(dd)

the definitive form of certificate representing the Common Shares are in proper form under the laws of the Yukon Territory and do not conflict with the by-laws of the Corporation;

(ee)

the Corporation has procured and maintains adequate insurance against all insurable risks which are material to the Corporation, considered as a whole;

(ff)

the Corporation is not aware of any legislation which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation;

(gg)

the Corporation owns or possesses adequate rights to use or assign all material intellectual property used by the Corporation in the operation of its businesses without making any payment to any person or granting any rights to any person in exchange therefor, other than in accordance with the terms of any such license, sub-license or franchise arrangement.  No event has occurred during the registration or filing of, or during any other proceeding relating to such material intellectual property owned by the Corporation that would make invalid or unenforceable, or negate the right to issuance or use of any of such material intellectual property owned by the Corporation, other than any such event which would not reasonably be expected to materially adversely affect the business, operations or conditions (financial or otherwise) of the Corporation.  There is no intellectual property of any person which, to the knowledge of the Corporation, impairs or prevents the development, manufacture, use, sale, lease, license and service of products, now existing or under development by the Corporation;

(hh)

since December 31, 2001, other than as disclosed in the Documents, there has not been any material adverse change to Corporation's oil, natural gas liquids, natural gas or sulphur reserves reported on since the effective date of the Documents or the reserve report of American Energy Advisors dated June 30, 2002 (the "American Energy Reserve Report"), the Corporation does not have any reason to believe that the Documents or the American Energy Reserve Report do not fairly present the determination of the oil, natural gas liquids, natural gas and sulphur reserves of the Corporation and of its Material Subsidiaries and the production profile and costs associated therewith, as of the date thereof;

(ii)

there are not any defects, failures or impairments in the title of the Corporation or any of its Material Subsidiaries to their respective oil and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which, in aggregate could have a material adverse effect on:

(i)

the quantity and pre-tax present value of estimated future net revenue values of oil and natural gas reserves of the Corporation and of its Material Subsidiaries as shown in the Documents and the American Energy Reserve Report;

(ii)

the current production of the Corporation and of its Material Subsidiaries; or

(iii)

the current cash flow of the Corporation and of its Material Subsidiaries; and

(jj)

other than as disclosed in the Documents there has not been any material adverse change to the oil, natural gas liquids, natural gas or sulphur reserves acquired from Endeavour and reported on in the Documents and the Corporation does not have any reason to believe that the Documents do not continue to fairly present the determination of the oil, natural gas liquids, natural gas and sulphur reserves acquired from Endeavour attributable to the properties disclosed in the Endeavour Circular and the production profile and costs associated therewith, as of the date thereof;

(kk)

the information and statements set forth in the Documents, taken as a whole, are true, correct, and complete and do not contain any misrepresentation as of the date hereof;

(ll)

the issued and outstanding Common Shares of the Corporation are listed and posted for trading on the TSX, the Corporation has not been notified by the TSX that it does not meet the requirements to maintain that listing and the Corporation is not designated inactive, suspended or the equivalent;

(mm)

the Corporation is a "qualified issuer" as such term is defined in MI 45-102 and the Corporation has not received a notice from any regulator that its "current AIF", as such term is defined in MI 45-102, including any technical report relating thereto, is unacceptable;

(nn)

the Common Shares (including the Common Shares issuable upon the exercise of the Compensation Options) and the Underlying Common Shares (when issued upon the due exercise of the Warrants) have been approved for listing and posting for trading on the TSX, subject only to satisfaction by the Corporation of the listing conditions set forth in the letters of the TSX dated January 10, 2003 and February 7, 2003;

(oo)

the Corporation maintains a system of internal accounting controls sufficient to provide commercially reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(pp)

there has not been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the auditors of the Corporation;

(qq)

the property, assets and operations of the Corporation and of its Subsidiaries comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, policies, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater);

(rr)

the Corporation does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Corporation, any of its Subsidiaries or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Law, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and the Corporation, any of its Subsidiaries nor any of their respective property, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Law has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(ss)

the Corporation nor any of its Subsidiaries has given or filed any notice under any international, federal, state, provincial or local law with respect to any Environmental Activity, neither the Corporation nor any if its Subsidiaries has any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any international, federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation, any of its Subsidiaries or their respective property, assets, businesses or operations;

(tt)

neither the Corporation nor any of its Subsidiaries stores any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Law, and there are no Contaminants on any of the premises at which the Corporation or its Subsidiaries carries on business, in each case other than in compliance with Environmental Laws;

(uu)

neither the Corporation nor any of its Subsidiaries is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment, or compliance with any Environmental Law;

(vv)

the annual and special meeting of shareholders of the Corporation held on May 31, 2002 was duly constituted and, among other things, a resolution approving the issuance by way of private placement of up to 50% of the issued and outstanding Common Shares for a period of twelve months following the date of the Annual Meeting Circular was approved thereat; and

(ww)

the Corporation is currently a "foreign private issuer" ass such term is defined in Regulation No. 230.405 of the securities act of 1933 (United States) and will use its best efforts to remain a "foreign private issuer" for a period of 13 months after the Closing Date..

7.

Closing Deliveries. The purchase and sale of the Units shall be completed at the Closing Time at the offices of WeirFoulds LLP, The Exchange Tower, Suite 1600, P.O. Box 180, 130 King Street West, Toronto, Ontario M5X 1J5 or at such other place as the Agent and the Corporation may agree upon. Subject to the terms of this agreement, at the Closing Time, the Agent shall deliver to the Corporation duly executed Subscription Agreements and pay to the Corporation or as the Corporation may direct the aggregate Gross Proceeds less the Placement Fee therefor and its expenses to the Closing Date in lawful money of Canada by cheque, or banker's draft or wire transfer.  At the Closing Time, the Corporation shall issue and deliver definitive certificates representing the Common Shares and the Warrants subscribed for pursuant to the Subscription Agreements registered in such names as shall be designated in the Subscription Agreements and issue and deliver to the Agent, as at the Closing Date, the Compensation Option Certificates representing the Compensation Options.

8.

Closing Conditions. The Agent's obligations under this agreement, and each Purchaser's obligation to purchase the Units at the Closing Time, shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)

the Agent shall have received a certificate, dated as of the Closing Date, signed by two executive officers of the Corporation, certifying for and on behalf of the Corporation, to the best of the knowledge, information and belief of the persons so signing, after having made due enquiry, that (i) no order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of the Common Shares, the Warrants or the issuance of the Underlying Common Shares issuable upon exercise of the Warrants has been issued and no proceedings for such purpose are pending or threatened; (ii) there has not been any material change in the affairs of the Corporation on a consolidated basis, financial or otherwise, which requires disclosure under the timely disclosure provisions of the Canadian Securities Laws, except as has been publicly disclosed and no such disclosure has been made on a confidential basis; (iii) no default exists or will exist as a result of the issuance of the Common Shares forming part of the Units, the issuance of the Compensation Options, the issuance of the Common Shares upon the exercise of the Compensation Options or the issuance of the Underlying Common Shares upon the exercise of the Warrants under any instrument or agreement and the Corporation has performed each of the covenants on its part to be performed under any such instrument or agreement, the non-performance of which could reasonably be expected to have a material adverse effect on the Corporation; (iv) the representations and warranties of the Corporation set out in Section 6 are true and correct as of the Closing Time with the same effect as though such representations and warranties had been made on and as of such time; (v) the Corporation has complied with all the terms, covenants and conditions of this agreement on the Corporation's part to be complied with up to the Closing Time; and (vi) all necessary approvals relating to the issuance of the Units, the Compensation Options, the Common Shares forming part of the Units, the Common Shares issuable upon the exercise of the Compensation Options, the Warrants and the Underlying Common Shares issuable upon exercise of the Warrants have been obtained;

(b)

the Agent shall have received certificates dated the Closing Date, signed by an appropriate officer or director of the Corporation, with respect to the articles of the Corporation, the resolutions of the Corporation's board of directors relevant to the allotment, issue and sale of the Common Shares forming part of the Units, the Common Shares issuable upon the exercise of the Compensation Options, the Warrants and the Underlying Common Shares issuable upon exercise of the Warrants, the execution of the Agreements, the incumbency and signature of signing officers, and such other matters as the Agent may reasonably request;

(c)

the Agent shall have received a favourable legal opinion of WeirFoulds LLP, counsel to the Corporation, addressed to the Agent, the Purchasers and counsel to the Agent and in form and substance satisfactory to the Agent and its counsel, acting reasonably, and in providing such opinion shall be entitled to rely on opinions of local counsel as to matters governed by the laws of jurisdictions other than their own, and as to matters of fact or expert matters not within the knowledge or professional competence of counsel, on certificates of public officials and of the auditors, the transfer agent and the officers of the Corporation;

(d)

the Agent shall have received undertakings from each of the executive officers and directors and officers of the Corporation in which they covenant and agree that they will not, for a period of six months following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, Common Shares held by them, directly or indirectly, without first obtaining the written consent of the Agent or upon the occurrence of a take-over bid or similar transaction involving a change of control of the Corporation;

(e)

the Agent shall be satisfied, in its sole discretion, after carrying out such due diligence as the Agent deems appropriate, as to the legal, financial and business affairs of the Corporation including, without limitation, all legal proceedings against the Corporation;

(f)

the Corporation shall have obtained all requisite regulatory approvals required to be obtained by the Corporation in respect of the Offering, including, without limitation, the approval of the TSX, on terms mutually acceptable to the Corporation and the Agent;

(g)

the Corporation and the Agent shall have complied fully with all covenants set forth herein and all relevant statutory and regulatory requirements, required to be complied with prior to the Closing Time including, without limitation, those of the TSX in connection with the Offering;

(h)

the Corporation shall have received the approval of the TSX to proceed with the Offering and to conditionally list thereon the Common Shares forming part of the Units, the Common Shares issuable upon the exercise of the Compensation Options and the Underlying Common Shares issuable upon exercise of the Warrants, subject to the usual conditions;

(i)

the Corporation shall have taken all necessary corporate action to authorize and approve the Agreements and all other matters relating thereto; and

(j)

the Corporation shall have delivered to the Agent a certificate of Equity Transfer Services Inc. as registrar and transfer agent which certifies that as at the Closing Date and before giving effect to the Offering, 39,199,879 Common Shares are issued and outstanding.

Any breach or failure to comply with any of the foregoing conditions shall entitle the Agent, in its sole discretion, to terminate the obligations of such Agent under this agreement and the obligations of the Purchasers under the Subscription Agreements by written notice to that effect given to the Corporation at or prior to the Closing Time.

9.

Rights of Termination.  In addition to any other remedies which may be available to the Agent, the Agent shall be entitled, at its option, to terminate and cancel, without any liability on its part, all of its obligations under this agreement and the obligations of any person whom the Agent has solicited to purchase the Units who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Corporation prior to the Closing Time if:

(a)

the Agent is not satisfied in its sole discretion with the results of all or any portion of its due diligence review and investigations of the Corporation;

(b)

there is in the reasonable opinion of the Agent a material change or change in material fact such as is contemplated in Section 5 hereof or an undisclosed material fact regarding the Corporation or any of its Subsidiaries which would be expected to have an adverse effect on the business, affairs, capital, profitability or prospects of the Corporation or on the market price or value of the Common Shares or other securities of the Corporation;

(c)

there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the sole opinion of the Agent, seriously affects, or may seriously affect, the financial markets or the business of the Corporation, or the market price or value of the Common Shares or other securities of the Corporation;

(d)

the state of the financial markets is such that in the sole opinion of the Agent, it would be impracticable to offer or continue to offer the Units for sale;

(e)

there is an enquiry or investigation (whether formal or informal) in relation to Corporation or any one of Corporation's directors, officers or principal shareholders;

(f)

any order to cease trade the securities of the Corporation is made, threatened or announced by a competent securities regulatory authority; or

(g)

the Corporation is in breach of a term, condition, or covenant of this agreement or any representation or warranty given by the Corporation in this agreement is or becomes false.

If the Agent terminates this agreement pursuant to this section, there shall be no further liability on the part of the Agent or of the Corporation to the Agent except in respect of any liability which may have arisen or may thereafter arise under Sections 10, 12 or 13 hereof.

The right of the Agent to terminate its obligation under this agreement is in addition to such other remedies as it may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this agreement.

10.

Expenses.  Whether or not Closing occurs, the Corporation shall pay all costs, fees and expenses of or incidental to the performance of the obligations under this agreement including, without limitation:  (i) the cost of registration, countersignature and delivery of the Common Shares, the Warrants, the Compensation Options and the Underlying Common Shares, (ii) the fees and expenses of the Corporation's auditors, counsel and any local counsel, (iii) the reasonable fees and expenses of any counsel employed by the Agent provided that such fees shall not exceed $15,000 (exclusive of disbursements and applicable goods and services taxes) without the express written consent of the Corporation, and (iv) the Agent's reasonable out-of-pocket expenses (including marketing expenses and exclusive of fees of the Agent's counsel) provided that such fees shall not exceed $10,000 without the express written consent of the Corporation, and (v) all filing fees relating to the Offering.  Such amounts payable to the Agent shall be paid by the Corporation at the Closing Time to the Agent in respect of expenses and fees incurred to such date and in respect of expenses and fees incurred after the Time of Closing, such amounts shall be paid by the Corporation to the Agent upon receipt of invoices from time to time from the Agent to the Corporation.

11.

Survival of Representations and Warranties. All warranties, representations, covenants and agreements herein contained or contained in any documents submitted pursuant to this agreement and in connection with the transactions herein contemplated shall survive the Closing Date and, as applicable, shall continue in full force and effect for the benefit of the Purchasers, regardless of the Closing and regardless of any investigation which may be carried out by the Purchasers or on their behalf for a period of three (3) years following the Closing Date.

12.

Indemnities.  The Corporation hereby covenants and agrees to protect, indemnify and each of the other dealers appointed by the Agent and their respective directors, officers, employees, solicitors and agents hold harmless the Agent, and its directors, officers, employees, solicitors and agents (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against all losses (except for loss of profits), claims, expenses, costs, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims) which they may suffer or incur by reason of the performance of professional services, caused by or arising directly or indirectly by reason of:

(a)

the Corporation not complying with any requirement of any applicable Canadian Securities Laws;

(b)

any breach of or default under any representation, warranty, covenant or agreement of the Corporation set out herein or any other document to be delivered pursuant hereto, or the Corporation’s failure to comply with any of its obligations hereunder; or

(c)

any legal proceedings involving the Corporation.

Provided that the Corporation shall not be liable under this Section 12 to the extent that a court of competent jurisdiction shall have determined by a final judgement that such loss, claim, expense, cost, damage or liability resulted from any act or failure to act undertaken or omitted to be undertaken by the Agent through its bad faith, negligence or wilful misconduct.

If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Corporation pursuant to the provisions hereof, or if any potential claim contemplated by this section shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Corporation in writing of the nature of such action or claim (provided that any failure to so notify shall not affect the Corporation’s liability under this paragraph unless such delay has prejudiced the defence to such claim).  The Corporation shall be entitled but not obliged to participate in or assume the defence thereof, provided, however that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably and without undue delay.  In addition, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof, and the fees and expense of such counsel shall be borne by the Indemnified Party unless (i) the employment thereof has been specifically authorized in writing by the Corporation; (ii) the Indemnified Party has been advised by counsel acceptable to the Corporation, acting reasonably, that representation of the Corporation and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them; (iii) the Corporation has failed within a reasonable time after receipt of such written notice to assume the defence of such action or claim; or (iv) there are one or more legal defences available to the Indemnified Party which are different from or in addition to those defences available to the Corporation.  It is understood and agreed that the Corporation shall not, in connection with any suit in the same jurisdiction, be liable for the legal fees and expenses of more than one separate legal firm to represent the Indemnified Parties.  Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent not to be unreasonably withheld or delayed.  The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified in this section obtained by the Indemnified Party from any other person.

To the extent that any Indemnified Party is not a party to this Agreement, the Agent shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

The Corporation hereby waives any right that it may have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this Section 12 as well as any right to contribution which it may have against the Indemnified Party.

The Corporation hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to indemnification hereunder is brought against the Agent or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Corporation’s right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

13.

Contribution.  In the event that, for any reason, the indemnity provided for in Section 12 hereof is illegal or unenforceable, each of the Agent and the Corporation shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (except loss of profits in connection with the sale of Common Shares) of the nature provided for in Section 12 hereof such that the Agent shall be responsible for that portion represented by the percentage that the Agent's portion of the Placement Fee (as contemplated herein) bears to the gross proceeds from the Offering and the Corporation shall be responsible for the balance, provided that in no event shall the Agent be responsible for any amount in excess of that Agent's portion of the Placement Fee actually received by it.  Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation, bad faith, negligence or wilful misconduct shall not be entitled to contribution from any other party.  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought.  In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice shall have been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section.  The right to contribution provided in this section shall be in additional an not in derogation of any other right to contribution which the Agent may have by statute or otherwise by law.

14.

Legal Proceedings.  The Corporation agrees that if:

(a)

any legal proceeding shall be brought against the Corporation or the Agent by any governmental commission or regulatory authority or any stock exchange; or

(b)

any entity having regulatory authority, either domestic or foreign, shall investigate the Corporation or the Agent,

and personnel of the Agent are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding the performance of professional services rendered to the Corporation by the Agent, the Agent shall have the right to employ its own counsel in connection therewith, and unless it is finally determined that the Agent was negligent or guilty of wilful misconduct and such negligence or wilful misconduct was the cause of the legal proceeding or investigation or the Agent is fined or found guilty of any offence or breach of laws, rules, regulations, policies, by-laws or instruments by the party bringing such investigation or legal proceeding and the conduct of the Agent was the cause of the legal proceeding or investigation, the Corporation will pay the Agent a per diem amount for the services of the Agent based on the normal consulting fees of the Agent together with such disbursements and reasonable out-of-pocket expenses as may be incurred in connection therewith, including fees and disbursements of counsel to the Agent incurred in connection with such testimony or participation.

15.

Breach of Agreement.  All terms and conditions of this agreement to be performed or satisfied by the Corporation shall be constituted as conditions and any breach of, or failure by the Corporation to comply with, any term or condition of this agreement shall entitle the Agent, on behalf of the purchasers of the Units, to terminate their respective obligations to purchase the Units by notice to that effect given to the Corporation prior to the Closing Time.  In the event of any such termination, there shall be no further liability on the part of the Corporation or the Agent except in respect of any liability which may have arisen or may thereafter arise under Sections 10, 12 or 13 hereof. The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other subsequent breach or non-compliance provided, however, that any waiver or extension must be in writing and signed by the Agent in order to be binding upon it.

16.

Advertisements.  Subject to the prior consent of the Corporation, the Agent shall have the right, at its own expense, to place such advertisement or advertisements relating to the sale of the Units contemplated herein as the Agent may consider desirable or appropriate and as may be permitted by applicable law. The Corporation and the Agent each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transactions provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable securities legislation in the Offering Provinces being unavailable in respect of the sale of the Common Shares to prospective purchasers.

17.

Notices. Any notice under this Agreement shall be given in writing and either delivered or telecopied to the party to receive such notice at the address or telecopy numbers indicated below:

to the Corporation:

Aspen Group Resources Corporation

#3300, Bank One Center

100 North Broadway

Oklahoma City, OK 73102

USA

Attention:

Robert Calentine

Fax:

(405) 278-8814

with copy to:

WeirFoulds LLP

The Exchange Tower

Suite 1600, P.O. Box 480

130 King Street, West

Toronto, Ontario   M5X 1J5

Attention:

Wayne Egan

Fax:

(416) 365-1876

to Dundee Securities Corporation or any Indemnified Party:

20 Queen Street West

4th Floor, Toronto, ON

M5H 3R3

Attention:

Mr. Rob Pollock

Fax:

416-350-3312

with a copy to:

Goodman and Carr LLP

200 King Street West

Suite 2300

Toronto, Ontario

M5H 3W5

Attention:

Mr. Jay Goldman

Fax:

(416) 595-0567

or such other address or telecopy number as such party may hereafter designate by notice in writing to the other party. If a notice is delivered, it shall be effective from the date of delivery and if such notice is telecopied (with receipt confirmed), it shall be effective on the Business Day following the date such notice is telecopied.

18.

Time of the Essence. Time shall, in all respects, be of the essence hereof.

19.

Canadian Dollars. All references herein to money amounts are to lawful money of Canada.

20.

Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

21.

Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

22.

Entire Agreement. This agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations, understandings and agreements whether oral or written including, without limitation, a letter of intent dated January 16, 2003.  This agreement may be amended or modified in any respect by written instrument only.

23.

Severability. The invalidity or unenforceability of any particular provisions of this agreement shall not affect or limit the validity or enforceability of the remaining provisions of this agreement.

24.

Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

25.

Successors and Assigns. The terms and provisions of this agreement shall be binding upon and enure to the benefit of the Corporation, the Agent and the Purchasers and their respective successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this agreement shall not be assignable by any party without the written consent of the others.

26.

Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this agreement.

27.

Effective Date. This agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

28.

French Language. The parties hereto acknowledge that they have expressly required this agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandées que la présente convention ainsi c une toutavis, tout état de compte et tout autre document à être out pouvant être donné ou conclu en vertudes dispositions des présdentes, soient rédigés en langue anglaise seulement.

29.

Counterparts. This agreement may be executed in any number of counterparts, which taken together shall form one and the same agreement.

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing this letter where indicated and delivering a copy to the Agent.

DUNDEE SECURITIES CORPORATION
Per:

The foregoing is hereby accepted and agreed upon.

DATED the 10th day of February, 2003.

ASPEN GROUP RESOURCES CORPORATION
Per:

WF 0636301.01

SCHEDULE A

UNITED STATES OFFERS AND SALES

As used in this schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the agency agreement to which this Schedule A is annexed and the following terms shall have the meanings indicated:

(a)

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units;

(b)

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

(c)

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(d)

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(e)

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(f)

"SEC" means the United States Securities and Exchange Commission;

(g)

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

(h)

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(i)

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(j)

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

The Agent acknowledges that the Units have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act.  Accordingly, neither the Agent nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Units.

The Agent represents, warrants and covenants with the Corporation that:

1.

It has not offered and sold, and will not offer and sell, any Units except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 9 below.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates or with the prior written consent of the Corporation.

3.

All offers and sales of Units in the United States shall be made through the Agent's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements.  Such broker-dealer affiliate is a Qualified Institutional Buyer.

4.

Offers and sales of Units in the United States shall not be made (i) by any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Offers to sell and solicitations of offers to buy the Units shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers or in transactions that are exempt, from registration under applicable state securities laws.

6.

All purchasers of the Units in the United States shall be informed that the Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7.

Any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers that are exempt, or in transactions that are exempt, from registration under applicable state securities laws.

8.

At closing, the Agent, together with its U.S. affiliate selling Units in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule A relating to the manner of the offer and sale of the Units in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.

The Corporation is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Units.

2.

The Corporation is not now and as a result of the sale of Units contemplated hereby will not be, an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under the United States Investment Company Act of 1940, as amended.

3.

None of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States.

4.

The Common Shares are not, and as of the Closing Date will not be, and no securities of the same class as the Common Shares are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

5.

For so long as any of the securities forming part of the Units are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such securities forming part of the Units, or to any prospective purchaser of such securities forming part of the Units designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

 AGENCY AGREEMENT EXHIBIT A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:

Equity Transfer Services Inc.
as registrar and transfer agent
for the Common Shares of
Aspen Group Resources Corporation
Toronto, Ontario

The undersigned (a) acknowledges that the sale of the securities of Aspen Group Resources Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange or the Canadian Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:

By:
Name:
Title:

AGENCY AGREEMENT SCHEDULE 6(B)

SUBSIDIARIES

A.

Material Subsidiaries

Name of Corporation	Wholly Owned	Jurisdiction of Incorporation
Aspen Energy Group, Inc.	Yes	Nevada
Aspen Minerals Group, Inc.	Yes	Nevada
United Cementing and Acid Co., Inc.	Yes	Kansas
Aspen Endeavour Resources Inc.	Yes	Alberta

B.

Other Subsidiaries

The following subsidiaries are expected to be dissolved or otherwise wound up following completion of all outstanding filings, including tax filings.  Aspen has been advised by its auditors that there are no material tax liabilities to be paid in respect of any of these companies:

(a)

Cotton Valley Energy, Inc. – Oklahoma

(b)

Cotton Valley Operating Company – Texas

(c)

Aspen Energy Corporation – New Mexico

(d)

Mustang Horizontal Services, Inc. – Nevada

(e)

Mustang Oil Field Equipment Company – Nevada

 AGENCY AGREEMENT SCHEDULE 6(N)

OUTSTANDING SECURITIES

Type of Security	Number Authorized	Number Outstanding
Common Shares	Unlimited	39,199,879
Preference Shares	Unlimited	Nil
Convertible Debentures	Nil	Nil
Share Purchase Warrants	5,972,367	5,972,367
Options	3,500,000	878,578

 AGENCY AGREEMENT SCHEDULE 6(O)

OUTSTANDING SECURITIES OF THE SUBSIDIARIES

Aspen Energy Group, Inc.	70,000,000 common shares
Aspen Minerals Group, Inc.	100,000 common shares
United Cementing and Acid Co., Inc.	3,500 common shares
Aspen Endeavour Resources Inc.	50,293,942 Class A Shares

 AGENCY AGREEMENT SCHEDULE 6(X)

INSIDER TRANSACTIONS

Nil, other than as disclosed publicly.

 AGENCY AGREEMENT SCHEDULE 6(y)

MATERIAL BREACHES

Aspen Group Resources Corporation and Aspen Energy Group, Inc. (collectively, "Aspen") are in default under the terms and provisions of its Loan Agreement and related documents with Local Bank of Oklahoma, acting as agent for the financial institutions who are party to the restated credit agreement dated September 29, 2000 (the "Credit Agreement").

The Local Oklahoma Bank has notified Aspen in writing that it is under default of the Credit Agreement.  Aspen's management has been working with Local Oklahoma Bank in dealing with the items of default, and the parties are proceeding to determining a method to rectify the default to the satisfaction of Local Oklahoma Bank.

AGENCY AGREEMENT SCHEDULE 6(CC)

VOTING AGREEMENT

Voting agreement among Jeffrey Chad, Allan Kent, Robert Cudney, Jack Wheeler, Randall Kahn, 567895 Alberta Inc., DI Investments Ltd., Pachanga Corp., Riechad Incorporated, 615433 Alberta Ltd., Northfield Capital Corporation, Aspen Group Resources Corporation and Endeavour Resources Corporation dated October 23, 2001.